November 16, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington DC 20549

Re:	Global Consumer Acquisition Corp. Registration Statement on Form S-1 File No. 333-144799
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Global Consumer Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. EST on November 19, 2007, or as soon thereafter as practicable.
Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between November 6, 2007 and the date hereof, 1,950 copies of the Preliminary Prospectus dated November 6, 2007 have been distributed as follows: 1,950 to prospective underwriters and dealers, 500 to institutional investors, 1,447 to retail investors and 3 to others.
The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
Very truly yours,
DEUTSCHE BANK SECURITIES INC.
As Representative of the several
Underwriters

By:	Deutsche Bank Securities Inc.

By:	/s/ Bradley S. Miller

Name: Bradley S. Miller Title: Managing Director